EXHIBIT 22

List of Guarantor Subsidiaries of Hillenbrand, Inc.

The following subsidiaries of Hillenbrand, Inc. (the “Parent”) are guarantors with respect to our senior unsecured notes:

Batesville Casket Company, Inc.
Batesville Manufacturing, Inc.
Batesville Services, Inc.
Coperion Corporation
Rotex Global, LLC
Coperion K-Tron Pitman, Inc.
Red Valve Company, Inc.
K-Tron Investment Co.
TerraSource Global Corporation
Process Equipment Group, Inc.